Evan W. Busteed
Associate
215.963.4987

May 31, 2018

FILED AS EDGAR CORRESPONDENCE

Keith Gregory

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:                             SEI Institutional Managed Trust Form N-14 Filing (File No. 333-224553)

Dear Mr. Gregory and Ms. Miller:

On behalf of our client, SEI Institutional Managed Trust (the “Trust” or “SIMT”), this letter responds to the comments you provided regarding the Trust’s registration statement on Form N-14 filed with the SEC on April 30, 2018 (the “Information Statement”) with respect to the reorganization of the U.S. Fixed Income Fund (the “Target Fund”) into the Core Fixed Income Fund (the “Acquiring Fund” and together with the Target Fund, the “Funds”), both current series of the Trust (the “Reorganization”). As indicated in the Information Statement, SEI Investments Management Corporation (“SIMC” or the “Adviser”) serves as investment adviser to the Target Fund and Acquiring Fund. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Information Statement.

Comments on the Information Statement from the Division of Investment Management

1.                                      Comment.                                      Please update and/or complete all missing information or information in brackets in the next filing of the Information Statement.

Response.                                         We confirm that all missing or bracketed information will be updated or included in the next filing of the Information Statement.

Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

2.                                      Comment.                                      Please consider including a Question and Answer related to the expenses of the Reorganization, including the dollar amount of estimated expenses of the Reorganization and who will pay the cost of the Reorganization, including any costs if the Reorganization is not completed.

Response.                                         The following Question and Answer has been added to the Information Statement/Prospectus:

Q.            How much will the Reorganization cost and who will pay for it?

A.            The U.S. Fixed Income Fund will bear the costs and pay the expenses related to the preparation and assembly of this Information Statement/Prospectus and all mailing and other expenses associated with the Reorganization. These expenses are expected to be approximately $200,000.  If the Reorganization is not completed, the Adviser will pay all such costs and expenses.

3.                                      Comment.                                      Please consider including a separate Question and Answer concerning advisory and sub-advisory fees, or revise the appropriate current Question and Answer disclosure, that compares such fees of the Target Fund, the Acquiring Fund, and the pro forma combined fund (the “Combined Fund”). In such disclosure, please indicate whether such fees are higher, lower or the same post-Reorganization and any reasons therefore, such as the effects of any fee waivers.

Response.                                         We have added the below Question and Answer, which compares the management fees payable by each Fund and each Fund’s total annual fund operating expenses (before and after waivers).  Because SIMC (and not each Fund or its shareholders) pays the Sub-Advisers out of its management fee, we have not included a discussion of the sub-advisory fees in this Question and Answer.

Q.            How comparable are the Funds’ fees and expenses?

A.            The U.S. Fixed Income Fund and Core Fixed Income Fund have the same management fees, other expenses, and total annual fund operating expenses before voluntary waivers.  For the fiscal year ending September 30, 2017, the total annual fund operating expenses after voluntary waivers were 0.66% and 0.41% for Class F and Class Y, respectively, of the U.S. Fixed Income Fund and 0.67% and 0.42% for Class F and Class Y, respectively, of the Core Fixed Income Fund.  In connection with the Reorganization, the Board has approved an Expense Limitation Agreement with the Adviser, the Administrator, and their affiliates in which they have contractually agreed to waive certain fees and reimburse certain expenses in order to keep total annual fund operating expenses of the Core Fixed Income Fund from exceeding 0.66% for Class F and 0.41% for Class Y from the effective date of the Reorganization until January 31, 2021.

4.                                      Comment.                                      In the answer to the Question and Answer captioned “What is the tax impact of the Reorganization?” it is indicated that Target Fund shareholders will not recognize gain or loss in exchange of shares in connection with the Reorganization. Please clarify whether this applies to capital gains or losses.

Response.                                         The requested change has been made.

5.                                      Comment.                                      Please consider adding a separate Question and Answer with the caption titled “Will the Reorganization create a taxable event for me?” In that Question and Answer, please discuss the tax effect to Target Fund shareholders of any distributions to be made by the Target Fund prior to the Reorganization.

Response.                                         The following has been added to the Question and Answer captioned “What is the tax impact of the Reorganization?”:

Prior to the Reorganization, the Target Fund intends to distribute any earnings and profits earned throughout the taxable year.  Such distributions may be subject to federal, state and local taxation, depending upon the Target Fund shareholder’s tax situation. Income distributions, including distributions of net short-term capital gains but excluding distributions of qualified dividend income, are generally taxable at ordinary income tax rates. Long-term capital gains distributions and distributions that are reported by the Target Fund as qualified dividend income are generally taxable at reduced tax rates for non-corporate Target Fund shareholders.

6.                                      Comment.                                      We note that disclosure on page 7 under the section titled “The Reorganization” indicates that Target Fund shareholders will recognize ordinary income and capital gains with respect to certain distributions to be made by the Target Fund, and that such income and gains may be subject to federal, state and/or local taxes. If this is true, please consider adding a separate Question and Answer with the caption titled “Will the portfolio of the Target Fund be re-positioned as a result of the Reorganization?”

a.                                      In that Question and Answer, please discuss any portfolio re-positioning that is expected to occur in connection with the Reorganization, including the percentage and dollar amount of the Target Fund’s portfolio that will be sold and the tax consequences to the Target Fund’s shareholders.

Response.                                         The Adviser does not have any current plans to reposition the Target Fund’s portfolio in anticipation of the Reorganization.

b.                                      If the Fund is expected to incur any brokerage commissions or other transaction-related costs related to the aforementioned re-positioning, please provide an estimate of costs as a percentage of the Target Fund’s net assets and as a dollar amount, and clarify who will bear such expenses and costs.

Response.                                         Please see response to comment 6(a) above.

7.                                      Comment.                                      In the second paragraph of the Question and Answer captioned “How comparable are the Funds’ investment objectives and investment strategies?” please supplementally confirm that the sub-advisers and portfolio managers will remain the same after the Reorganization, and if not, please revise this disclosure as appropriate.

Response.                                         This Question and Answer has been revised to include disclosure that the identity of the sub-advisers for the Funds may not be the same immediately prior to or after the Reorganization.

8.                                      Comment.                                      The response to the Question and Answer captioned “Do I need to take any action in connection with this reorganization?” indicates that the Target Fund’s shareholders are not being asked to vote on the Reorganization. Please supplementally explain the legal basis for not requiring the shareholder vote.

Response.                                         The Trust’s Agreement and Declaration of Trust does not grant shareholders of the Funds the power to vote on fund reorganizations, such as the Reorganization.  With regard to Rule 17a-8 under the Investment Company Act of 1940 (the “1940 Act”), the Reorganization satisfies the four conditions of Rule 17a-8 for a reorganization that can be effected without shareholder approval.  First, there is no fundamental policy of the Target Fund that is materially different from a fundamental policy of the Acquiring Fund.  Second, the Target Fund and Acquiring Fund share the same investment adviser who manages the Funds for the same management fee pursuant to the same investment advisory agreement and the Adviser manages each Fund’s sub-advisers pursuant to a manager of managers exemptive order that allows the Funds to hire and fire sub-advisers without shareholder approval.  Third, the Trustees of the Target Fund and the Acquiring Fund are identical.  Fourth, neither the Target Fund nor the Acquiring Fund has a Rule 12b-1 fee for any of its share classes.  As a result, the Trust’s Agreement and Declaration of Trust and Rule 17a-8 under the 1940 Act permit the Reorganization to be effected without the approval of shareholders of either the Target Fund or the Acquiring Fund.

9.                                      Comment.                                      The fifth paragraph under the section titled “Introduction” relates to the incorporation by reference into the Information Statement prospectus of various documents. For each of these reference documents, please include the relevant file numbers under the Securities Act of 1933 (the “1933 Act”), as amended, and the 1940 Act, as amended, as appropriate. In addition, for items (b) and (c) in this paragraph, please state that these documents are incorporated by reference into the Information Statement prospectus.

Response.                                         As requested, we have added the relevant file numbers under the 1933 Act and the 1940 Act for these documents.  The Trust respectfully declines to incorporate by reference into the Information Statement prospectus documents (b) and (c) in this paragraph as the Trust believes these documents are correctly incorporated by reference into the Information Statement statement of additional information.

10.                               Comment.                                      We note that an actual tax opinion related to the Reorganization was not filed as an exhibit to the Information Statement prospectus as required by Form N-14. Please file an actual tax opinion on Form POS EX via a post-effective amendment within a reasonable time after the closing of the Reorganization. In the response letter to these comments, please include a representation that you will undertake to file a tax opinion as indicated above within a reasonable time after the Reorganization closes.

Response.                                         Please see Undertaking number 3 in Item 17 of the Part C to the Information Statement.

11.                               Comment.                                      Please disclose why it was determined that the Target Fund would bear all costs and expenses of the Reorganization, as indicated in the “Introduction” section. This particular disclosure may be disclosed elsewhere in the Information Statement where appropriate.

Response.                                         The Trust respectfully declines to make this change because the Board did not make any specific determination as to why the Target Fund would or should bear all the costs and expenses of the Reorganization.  However, the fact that the Target Fund would bear all costs and expenses of the Reorganization was one of the numerous factors the Board considered when evaluating whether the Reorganization was in the best interest of the Target Fund’s shareholders.

Ultimately, based on its evaluation of the total mix of information relating to the Reorganization and all relevant factors, including the fact that the Target Fund would bear all costs and expenses of the Reorganization, the Board determined that the Reorganization was in the best interest of the Target Fund’s shareholders and the Board approved the Reorganization.

12.                               Comment.                                      For ease of investor understanding, please consider re-formatting the presentation of the Funds’ principal risk factors in a three-column side-by-side comparison.

Response.                                         The requested change has been made.

13.                               Comment. With respect to the “Fees and Expenses” section:

a.              Please disclose the actual numerical figures for the advisory fees and total annual fund operating expenses.

Response.                                         In response to your comment, we have added disclosure of each Fund’s advisory fees and total annual fund operating expenses to the first paragraph of this section.

b.              Please include disclosure stating that the fee waiver may not extend after January 31, 2021.

Response.                                         The Trust respectfully declines to make the requested change as we believe the footnote is clear that the fee waiver only remains in effect until January 31, 2021.

c.               Please supplementally confirm that the fees and expenses that are reflected in the fee table are the most current.

Response.                                         We confirm that the fees and expenses that are reflected in the fee table are the most current.

d.              In the footnote to the Annual Fund Operating Expenses table, please supplementally explain why the fees and expenses have been restated. Please also clarify whether other expenses were restated for the Target Fund, Acquiring Fund, and Combined Fund.

Response.                                         Effective January 1, 2017, the Trust implemented a new, lower fee schedule for administrative services provided to the Target Fund and Acquiring Fund by the Administrator.  As a result, for the fiscal year ended September 30, 2017, the Funds paid the Administrator pursuant to the old, higher fee schedule for the first fiscal quarter and pursuant to the new, lower fee schedule for the remaining three fiscal quarters.  Had the Funds paid the Administrator pursuant to the new fee schedule for the entire fiscal year, as they will for the fiscal year ending September 30, 2018, then each Fund’s Other Expenses would have been materially lower, and therefore each Fund’s fees and expenses have been restated based on this new contractual fee schedule between the Trust and the Administrator.

The fees and expenses for the pro forma combined Acquiring Fund have not been restated and the placement of the footnote in the table has been moved to clarify this point.

e.               In the narrative above the Example table, please include disclosure stating that the fee waiver is included in calculations for as long as it is expected to continue.

Response.                                         The requested change has been made.

14.                               Comment.                                      All material terms of the Agreement must be disclosed in the Information Statement prospectus. Disclosure may not be qualified in its entirety by reference to the Agreement. Please delete the relevant disclosure in the section titled “The Reorganization” and ensure that all material terms of the Agreement are disclosed.

Response.                                         The requested change has been made.

15.                               Comment.                                      In the second paragraph of the section titled “The Reorganization,” please revise the reference to “then-current market value” in the second sentence to read “then-current net asset value,” if accurate.

Response.                                         The following sentence has been deleted from the disclosure, “The transfer of assets by the U.S. Fixed Income Fund will occur at their then-current market value, and shares of the Core Fixed Income Fund to be issued to the U.S. Fixed Income Fund shall be valued at their then-current net asset value, as determined in accordance with the Trust’s valuation procedures.”  The sentence “Shares of the Core Fixed Income Fund will be distributed to shareholders of the U.S. Fixed Income Fund in exchange for their shares of the U.S. Fixed Income Fund” has been amended to state “Shares of the Core Fixed Income Fund, having an aggregate net asset value equal to the value of the net assets of the U.S. Fixed Income Fund so transferred, all determined and adjusted as provided in the Agreement, will be distributed to shareholders of the U.S. Fixed Income Fund in exchange for their shares of the U.S. Fixed Income Fund.”

16.                               Comment.                                      In the section titled “Reasons for the Reorganization,” with respect to the Board in approving the Reorganization, please include discussion on whether the Board considered the following, or supplementally explain why it did not:

a.              The difference in risk profiles and investment strategies of the Target Fund and Acquiring Fund.

Response.                                         As stated in the “Reasons for the Reorganization” section, the Board considered the investment strategies, restrictions and risks of the Funds and the historic risk profile of the Funds.

b.              The gross operating expenses of the Target Fund and Acquiring Fund post-Reorganization.

Response.                                         As stated in the “Reasons for the Reorganization” section, the Board considered that immediately following the Reorganization the total annual fund operating expenses of the Core Fixed Income Fund before fee waivers will be lower than the U.S. Fixed Income Fund’s total annual fund operating expenses before waivers.

c.               The potential impact on the Acquiring Fund’s gross and net expenses if the fee waiver does not continue after January 31, 2021.

Response.                                         As stated in the “Reasons for the Reorganization” section, the Board considered SIMC’s and its affiliates’ contractual agreement to waive fees and reimburse expenses in order to keep total annual fund operating expenses of the Core Fixed Income Fund (exclusive of certain expenses and fees) from exceeding 0.66% for Class F and 0.41% for Class Y from the effective date of the Reorganization until January 31, 2021, but the Board did not make any specific finding or determination regarding the potential impact on the Core Fixed Income Fund’s gross and net expenses if the fee waiver does not continue after January 31, 2021.  We note, however, that immediately following the Reorganization the total annual fund operating expenses of the

Core Fixed Income Fund before fee waivers will be lower than the U.S. Fixed Income Fund’s total annual fund operating expenses before waivers.

d.              The tax effects of any portfolio repositioning on the Target Fund’s shareholders.

Response.                                         The Adviser does not have any current plans to reposition the Target Fund’s portfolio in anticipation of the Reorganization.

e.               The effect of sub-advisory fees on the Reorganization (e.g. whether they are decreasing or staying the same).

Response.                                         The Board did not consider the effect of the Reorganization on sub-advisory fees as these fees are not paid for by the Fund or its shareholders.  In addition, there are no material differences in the sub-advisory fees currently paid by SIMC with respect to the Funds.

f.                Whether there are any other adverse consequences of the Reorganization. If so, please identify them.

Response.                                         All material factors considered by the Board in connection with its evaluation of whether the Reorganization is in the best interests of the Target Fund, including any adverse factors, and the Board’s conclusion with respect to its evaluation of such information are set forth in the section titled “Reasons for the Reorganization.”

17.                               Comment.                                      In the “Reasons for the Reorganization” section, please revise the sixth bullet point to use the correct term “total annual fund operating expenses” if that is what the Board considered. If not, please supplementally explain what is meant by the term “current total ordinary operating expenses before waivers.”

Response.                                         The requested change has been made.

18.                               Comment.                                      In the “Federal Income Tax Consequences” section, please clarify what is meant by “relieved,” as used in the first paragraph.

Response.                                         In response to your comment, the phrase “relieved of” has been replaced with “exempt from.”

19.                               Comment.                                      In the “Federal Income Tax Consequences” section, please include a plain English description of the term “mark-to-market system of accounting.” Please supplementally explain why this qualification is included in the tax opinion.

Response.                                         The requested change has been made.

This qualification is included in the tax opinion because in certain instances the requirement to recognize gain or loss as well as associated provisions regarding holding periods and tax basis of assets subject to these rules will apply rather than the rules regarding gain/loss, holding period and tax basis that generally apply to the Reorganization.

20.                               Comment.                                      In the “Additional Information about the U.S. Fixed Income Fund and the Core Fixed Income Fund” section, please replace the term “Investment Goal” with “Investment Objective” in the lead-in sentence to the investment objectives and principal investment strategies table to make consistent with the rest of the disclosure.

Response.                                         The requested change has been made.

21.                               Comment.                                      With respect to the “Summary of Past Performance” section for both the Target Fund and the Acquiring Fund:

a.              Please present performance returns for the most recent calendar quarter, as the Funds’ fiscal year end is not a calendar year end.

Response.                                         The requested change has been made.

b.              In the table below the chart, please reflect return before taxes for each class of the Funds’ shares.

Response.                                         The requested change has been made. Please note Class I shares of the U.S. Fixed Income Fund have not commenced operations and therefore do not have a performance history.

c.               In the first paragraph of the section, please disclose how the differing asset allocation may have affected the Funds’ performance, or delete this disclosure. Please note that this disclosure is not required by Item 4(b) of Form N-1A

Response.                                         The disclosure “Although the Funds currently have the same asset allocation, the performance information shown below includes periods in which the asset allocations of the Funds differed” has been deleted from the section.

22.                               Comment.                                      In the “Shareholder Information” section, please clarify the meaning of “intermediary” in the fourth paragraph. For example, please distinguish an intermediary from a financial institution.

Response.                                         The Trust respectfully declines to make the requested change as this is the term used in the Funds’ current prospectuses.

23.                               Comment.                                      In the same section, please disclose when redemption proceeds are made, as required by Item 11(c)(7) of Form N-1A.

Response.                                         The requested change has been made.

24.                               Comment.                                      Please supplementally explain why there is no separate line item in the fee tables for Class F shareholder servicing fees in light of the disclosure indicating that the Funds have adopted a shareholder services plan and agreement with respect to Class F shares. Alternatively, please confirm they are included in the Other Expenses line item.

Response.                                         The Trust confirms that the shareholder servicing fees for the Class F shares are included in the Other Expenses line item.

Comments on the Information Statement from the Office of the Chief Accountant

25.                               Comment.                                      In the fifth paragraph of the “Introduction” section, please revise references to “as supplemented from time to time” to read “as supplemented to date.”

Response.                                         The requested change has been made.

26.                               Comment.                                      In the last paragraph of the section titled “The Reorganization and the Agreement and Plan of Reorganization,” it is noted that the U.S. Fixed Income Fund will bear the costs and expenses of the Reorganization. Please disclose the rationale for allocating costs in that manner.

Response.                                         Please see the response to Comment 11 above.

27.                               Comment.                                      Please confirm supplementally that the provided fees and expenses are current pursuant to Item 3(a) of Form N-14.

Response.                                         Please see the response to Comment 13(c) above.

28.                               Comment.                                      In a footnote to the fee table, please consider adding the dollar amount and percentage cost of the Reorganization. If the impact on the Combined Fund is expected to be more than one basis point, please consider adding the cost of the Reorganization to the fee table.

Response.                                         The Trust respectfully declines to make the requested change because the dollar amount of the reorganization is already stated in multiple places in the Information Statement and the costs of the reorganization on the Combined Fund are expected to be materially less than one basis point. This information is also included in the Capitalization table.

29.                               Comment.                                      Please supplementally confirm the reason for providing restated fees and expenses pursuant to Instruction 3(d) to Item 3 of Form N-1A.

Response.                                         Please see the response to Comment 13(d) above.

30.                               Comment.                                      In the “Federal Income Tax Consequences” section, please include a reference to capital loss carry-forwards for the Target Fund and the potential impact on them as a result of the Reorganization. Please disclose the dollar amount and related expiration date of the capital loss carry-forwards as of the most recent practicable date.

Response.                                         The requested change has been made.

31.                               Comment.                                      In the Capitalization table, please confirm the net asset value per share of both Class F and Class Y shares of the U.S. Fixed Income Fund.

Response.                                         The net asset value per share for the Class F and Class Y shares of the U.S. Fixed Income Fund have been revised to be $9.88 for Class F shares and $9.87 for Class Y shares.

32.                               Comment.                                      In the Capitalization table, please present the table inclusive of Class I shares and total net assets, shares outstanding, and net asset value per share for each Fund.

Response.                                         The requested change has been made.

33.                               Comment.                                      In the Financial Highlights, please indicate that the figures provided are as of September 30, 2017.

Response.                                         The requested change has been made.

34.                               Comment.                                      On the cover page of the Statement of Additional Information, please revise the fiscal year end to be September 30, 2017.

Response.                                         The requested change has been made.

35.                               Comment.                                      If a Fund does not plan to dispose any investments, please include a footnote to the schedule of investments to the effect of: “As of September 30, 2017, all investments held by the Target Fund would comply with the compliance guidelines and/or investment restrictions of the Acquiring Fund.”

Response.                                         The requested change has been made.

36.                               Comment.                                      With regard to the schedule of investments in derivatives, the figures provided are combined and therefore not compliant with Regulation S-X. Please format the table to differentiate the investments of the Target Fund’s, Acquiring Fund’s, and Combined Fund’s schedule of investments in derivatives.

Response.                                         The requested change has been made.

37.                               Comment.                                      Please consider indicating that the numbers in the Statement of Assets and Liabilities table are provided in thousands.

Response.                                         The requested change has been made.

38.                               Comment.                                      In the Statement of Assets and Liabilities table, please consider adding the net assets, shares outstanding and net asset value per share of Class I shares of each Fund.

Response.                                         The requested change has been made.

39.                               Comment.                                      Please convert Note 5 to the Pro Forma Financial Statements into a footnote to the Pro Forma Adjustments column of the Statement of Operations table.

Response.                                         The Trust respectfully declines to make the change as requested, because Note 5 applies to the Statement of Assets and Liabilities table as well as the Statement of Operations table.  The following footnote from the Statement of Assets and Liabilities table has been added to the Statement of Operations table: “See Notes to Pro Forma Financial Statements.”

40.                               Comment.                                      In addition to making Note 5 to the Pro Forma Financial Statements a footnote to the Statement of Operations table, please revise the footnote to include the dollar amount and the basis point impact of each adjustment on the Combined Fund.

Response.                                         Note 5 to the Pro Forma Financial Statements has been revised to include the dollar amount and basis point impact of each adjustment on the Combined Fund.

41.                               Comment.                                      In the Notes to Pro Forma Financial Statements, please include a “use of estimates” note.

Response.                                         The requested change has been made.

42.                               Comment.                                      In Note 2 to the Pro Forma Financial Statements, please conform the last paragraph to the rest of the Information Statement that the Target Fund will bear all fees and expenses related to the Reorganization.

Response.                                         The requested change has been made.

43.                               Comment.                                      In Note 4 to the Pro Forma Financial Statements, please include a statement that the Reorganization will constitute a tax-free reorganization.

Response.                                         The requested change has been made.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4987.

Very truly yours,

/s/ Evan W. Busteed
Evan W. Busteed